Delisting Determination, The Nasdaq Stock Market, LLC, April 30. 2025,
CF Acquisition Corp. VII.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of CF Acquisition Corp. VII.
effective at the opening of the trading session on June 2, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on December 16, 2024. The Company did not file an appeal. The Company securities were suspended on December 23, 2024. The Staff determination to delist the Company securities became final on December 23, 2024.